Exhibit 12

CHEVRONTEXACO CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Six Months	Year Ended December 31,
	Ended
	June 30, 2002	2001	2000	1999	1998	1997

Net Income Before Extraordinary Items	$1,132	$3,931	$7,727	$3,247	$1,917	$5,920
Income Tax Expense	1,466	4,360	6,322	2,565	919	3,273
Distributions Greater Than (Less Than) Equity in Earnings of Affiliates	56	(489)	(26)	(288)	49	(908)
Minority Interest	22	121	111	71	62	82
Previously Capitalized Interest Charged to Earnings During Period	36	67	71	74	57	53
Interest and Debt Expense	307	833	1,110	1,132	1,057	870
Interest Portion of Rentals*	197	357	340	249	255	251

Earnings Before Provision for Taxes And Fixed Charges	$3,216	$9,180	$15,655	$7,050	$4,316	$9,541

Interest and Debt Expense	$307	$833	$1,110	$1,132	$1,057	$870
Interest Portion of Rentals*	197	357	340	249	255	251
Preferred Stock Dividends of Subsidiaries	2	48	50	55	33	33
Capitalized Interest	30	122	108	38	63	109

Total Fixed Charges	$536	$1,360	$1,608	$1,474	$1,408	$1,263

Ratio Of Earnings To Fixed Charges	6.00	6.75	9.74	4.78	3.07	7.55

*	Calculated as one-third of rentals.